     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 2003
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )
                      VAN KAMPEN SENIOR FLOATING RATE FUND
                                (NAME OF ISSUER)

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                      (NAME OF PERSON(S) FILING STATEMENT)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920960-101
                     (CUSIP Number of Class of Securities)

                              A. Thomas Smith III
                               Managing Director
                          Van Kampen Investments Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 762-5260
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                             Wayne W. Whalen, Esq.
                              Thomas A. Hale, Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                           CALCULATION OF FILING FEE
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Transaction Valuation $            (a)     Amount of Filing Fees: $          (b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for shares in the offer.

(b)  Calculated as           % of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:

     Form or Registration No.:

     Filing Party:

     Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

 [ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.
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
                          [VAN KAMPEN INVESTMENTS LOGO]

                           IMPORTANT OPERATIONS NOTICE
                           (For Main Office Use Only)

                                                                   DATE: 4/18/03
                                                            CONTROL NUMBER: 417A
                                                                     PAGE 1 OF 1

     This announcement is not an offer to purchase or a solicitation of an offer to sell shares. The terms and conditions of the offer will be set forth in an Offer to Purchase dated April 18, 2003 and a related Letter of Transmittal. Shareholders should obtain and read the Offer to Purchase and related Letter of Transmittal when it is available because they contain important information about the offer. Questions and requests for copies of the Offer to Purchase and related Letter of Transmittal may be directed to Van Kampen Funds Inc. at the telephone number provided below. Copies will be furnished promptly at no expense to you. In addition, the Offer to Purchase and related Letter of Transmittal are filed with the Securities and Exchange Commission as part of the Van Kampen Senior Floating Rate Fund's filing on Schedule TO, which filing along with other related materials is available for free at the Security and Exchange Commission's internet web site (http://www.sec.gov).

ANNOUNCING. . .

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                          COMMENCEMENT OF TENDER OFFER

It is the policy of the Board of Trustees of the Van Kampen Senior Floating Rate Fund to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's twenty-first quarterly Tender Offer commencing on April 18, 2003. The purpose of the offer is to attempt to provide liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Shareholders of the Trust may elect to have the cash proceeds from the Tender Offer invested in Class C Shares of eligible open-end investment companies advised by either Van Kampen Investment Advisory Corp. or Van Kampen Asset Management Inc. and distributed by Van Kampen Funds Inc., subject to certain limitations. Please note that the Class C Shares acquired pursuant to this election are subject to a contingent deferred sales charge schedule equal to the "Early Withdrawal Charge" schedule of the Trust.

The Trust is offering to purchase up to 11,993,822 of its common shares at a price equal to the net asset value per common share of the Trust as of 5:00 P.M., Eastern Time on May 16, 2003, the expiration date of the Tender Offer (unless extended). The Tender Offer and the withdrawal rights expire at 12:00 Midnight Eastern Time on May 16, 2003, unless the Tender Offer is extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than one year.

Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated April 18, 2003, and the related Letter of Transmittal. Copies are available to you upon request by calling Van Kampen's Investor Services Department at (800) 421-5666.

Shareholders may tender by completing and returning the Letter of Transmittal by May 16, 2003. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling Van Kampen's Brokerage Operations Support Services at (800) 421-3863, on May 16, 2003 (trade date of the Tender Offer).

---------------------------------------- ----------- ------------ ----------------- --------------------- ---------------------
Fund Name                                Number      Symbol       CUSIP             Tender Start          Tender End
---------------------------------------- ----------- ------------ ----------------- --------------------- ---------------------
VK Senior Floating Rate Fund             259         XVFRX        920960101         4/18/03               5/16/03
---------------------------------------- ----------- ------------ ----------------- --------------------- ---------------------

          PLEASE DIRECT YOUR TENDER QUESTIONS TO THE FOLLOWING AREAS:

                            MAIN OFFICE OPERATIONS:
        BROKERAGE OPERATIONS SUPPORT SERVICES (BOSS) AT (800) 421-3863.
        -         -          -       -
  REGISTERED REPRESENTATIVES: INVESTOR SERVICES DEPARTMENT AT (800) 421-5666.

THIS MATERIAL IS PREPARED FOR INTERNAL OR FINANCIAL PROFESSIONAL USE ONLY. It may not be reproduced or shown to members of the general public or used in written form as sales literature; any such use would be in violation of the NASD Conduct Rules. This material is subject to change, please consult the prospectus.

Van Kampen Funds Inc.

10774D03-ANFP-4/03